UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 23)*


                             INAMED CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 453235103
-------------------------------------------------------------------------------
                               (CUSIP Number)


                            KENNETH MAIMAN, ESQ.
                         APPALOOSA MANAGEMENT L.P.
                        26 MAIN STREET, FIRST FLOOR
                             CHATHAM, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               MAY 30, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D
-----------------------------
CUSIP No. 453235103

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY



-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

-------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

   NUMBER OF                 -0-

     SHARES
                 --------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,963,736
                 --------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             -0-
   REPORTING

                 --------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,963,736
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,963,736
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|


-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.8%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             PN

-------------------------------------------------------------------------------

                                SCHEDULE 13D
-----------------------------
CUSIP No. 453235103

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             PALOMINO FUND LTD.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY



-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             BRITISH VIRGIN ISLANDS

-------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

   NUMBER OF                 -0-

     SHARES
                 --------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 1,748,957
                 --------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             -0-
   REPORTING

                 --------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   1,748,957
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,748,957
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|


-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.8%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             CO

-------------------------------------------------------------------------------

                                SCHEDULE 13D
-----------------------------
CUSIP No. 453235103

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APPALOOSA MANAGEMENT L.P.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY



-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                 7     SOLE VOTING POWER

   NUMBER OF                 -0-

     SHARES
                 --------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 3,712,693
                 --------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             -0-
   REPORTING

                 --------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   3,712,693
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,712,693
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
               |_|


-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.6%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             PN

-------------------------------------------------------------------------------

                                SCHEDULE 13D
-----------------------------
CUSIP No. 453235103

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             APPALOOSA PARTNERS INC.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY



-------------------------------------------------------------------------------
4      SOURCE OF FUNDS

             OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

-------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

   NUMBER OF                 -0-

     SHARES
                 --------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 3,712,693
                 --------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             -0-
   REPORTING

                 --------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   3,712,693

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,712,693
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.6%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             CO

-------------------------------------------------------------------------------

                                SCHEDULE 13D
-----------------------------
CUSIP No. 453235103

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DAVID A. TEPPER


-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                        (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY



-------------------------------------------------------------------------------

4      SOURCE OF FUNDS

             OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             UNITED STATES

-------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

   NUMBER OF                 342,664

     SHARES
                 --------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 3,712,693
                 --------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             342,664
   REPORTING

                 --------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   3,712,693

-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,055,357

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|


-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.2%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

             IN

-------------------------------------------------------------------------------

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


     This Amendment No. 23, filed on behalf of Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), Appaloosa Partners Inc. ("API") and David
A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the Manager and Mr. Tepper on August 26, 1996 (as amended by Amendment No. 1 filed on September 26, 1996, Amendment No. 2 filed on January 28, 1997, Amendment No. 3 filed on April 7, 1997, Amendment No. 4 filed on May 13, 1997, Amendment No. 5 filed on June 12, 1997, Amendment No. 6 filed on July 14, 1997, Amendment No. 7 filed on December 3, 1997, Amendment No. 8 filed on December 12, 1997, Amendment No. 9 filed on October 2, 1998, Amendment No. 10 filed on November 9, 1998, Amendment No. 11 filed on March 16, 1999, Amendment No. 12 filed on April 30, 1999, Amendment No. 13 filed on May 17, 1999, Amendment No. 14 filed on June 21, 1999, Amendment No. 15 filed on November 23, 1999, Amendment No. 16 filed on September 7, 2000, Amendment No. 17 filed on October 2, 2000, Amendment No. 18 filed on May 3, 2002, Amendment No. 19 filed on May 7, 2002, Amendment No. 20 filed on June 6, 2002, Amendment No. 21 filed on September 3, 2002 and Amendment No. 22 filed on October 23, 2002, the "Schedule 13D"), relating to the common stock of INAMED Corporation (the "Company"). The Reporting Persons have entered into a Joint Filing Agreement, dated May 30, 2003, a copy of which is attached hereto as
Schedule I. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 4.  Purpose of Transaction.
         -----------------------

     Item 4 is hereby amended to add the following:

     On May 30, 2003, the Manager advised the Company, the limited partners of the Partnership and the investors in Palomino that the Manager intends to make a pro-rata in-kind distribution (the "Distribution"), on or about June 2, 2003, to such limited partners and investors of 2,250,000 Shares. Upon completion of the Distribution: (i) an aggregate of 248,864 Shares will have been distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such Shares and, accordingly, such Shares will continue to be held by Affiliates (as defined in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of the Reporting Persons and will continue to be beneficially owned by the Reporting Persons; and (ii) an aggregate of 2,001,136 Shares will have been distributed to persons who are not Affiliates of the Reporting Persons (collectively, the "Unaffiliated Distributees"). None of the Reporting Persons has or will have any agreements, arrangements or understandings with any Unaffiliated Distributees for the purpose of acquiring, holding, voting or disposing of any of the Shares distributed to the Unaffiliated Distributees and, accordingly, none of the Reporting Persons will beneficially own, directly or indirectly, any of the Shares distributed to the Unaffiliated Distributees. Except as otherwise described in this Amendment No. 23 to the Schedule 13D, the Reporting Persons do not have any current plans to dispose of any of the Shares beneficially owned by them. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, each of the Reporting Persons (and its respective affiliates) reserves the right to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute additional Shares in kind to its limited partners, the limited partners of the Partnership and the investors in Palomino, as the case may be. In addition, James Bolin, who is a director of the Company, has terminated his consulting arrangement with the Manager effective March 28, 2003.

     In addition, on March 28, 2003, James Bolin terminated his consulting arrangement with the Manager.

     The Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the Schedule 13D promulgated under the Exchange Act.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     Item 5 is hereby amended to reflect that, as of the date hereof:

     The percentages set forth in this Item 5 (i) are based on there being 22,334,803 Shares outstanding as of May 5, 2003 as disclosed by the Company in its Form 10-Q for the quarterly period ended March 31, 2003, and (ii) are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

     (a) This statement on Amendment 23 to the Schedule 13D relates to: (i) 1,963,736 Shares which may be deemed to be beneficially owned by AILP and which constitute approximately 8.8% of the issued and outstanding Shares;
(ii) 1,748,957 Shares which may be deemed to be beneficially owned by Palomino and which constitute approximately 7.8% of the issued and outstanding Shares; (iii) 3,712,693 Shares which may be deemed to be beneficially owned by the Manager and which constitute approximately 16.6% of the issued and outstanding Shares; (iv) 3,712,693 Shares which may be deemed to be beneficially owned by the API and which constitute approximately 16.6% of the issued and outstanding Shares; and (v) 4,055,357 Shares which may be deemed to be beneficially owned by Mr. Tepper and which constitute approximately 18.2% of the issued and outstanding Shares.

     (b) AILP may be deemed to have shared voting and dispositive power with respect to 1,963,736 Shares. Palomino may be deemed to have shared voting and dispositive power with respect to 1,748,957 Shares. The Manager may be deemed to have shared voting and dispositive power with respect to 3,712,693 Shares. API may be deemed to have shared voting and dispositive power with respect to 3,712,693 Shares. Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 3,712,693 Shares and sole voting and dispositive power with respect to 342,664 Shares.

     (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in Shares during the sixty (60) days preceding the date of this Amendment No. 23 to the Schedule 13D.

     (d) Not applicable.

      (e)  Not applicable.


ITEM 7.    Material to be Filed as Exhibits.
           ---------------------------------

      Item 7 is hereby amended to add the following item at the end thereof:

         Schedule I - Joint Filing Agreement, dated May 30, 2003.

                                 SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  May 30, 2003

                                    APPALOOSA INVESTMENT LIMITED
                                    PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner

                                            By:  APPALOOSA PARTNERS INC.,
                                                 Its General Partner

                                                 By: /s/ David A. Tepper
                                                    ---------------------------
                                                      Name:  David A. Tepper
                                                      Title: President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser

                                            By:  APPALOOSA PARTNERS INC.,
                                                 Its General Partner

                                                 By: /s/ David A. Tepper
                                                    ---------------------------
                                                      Name:  David A. Tepper
                                                      Title: President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:   /s/ David A. Tepper
                                            -----------------------------------
                                            Name:  David A. Tepper
                                            Title: President

                                    APPALOOSA PARTNERS INC.

                                    By:     /s/ David A. Tepper
                                        ---------------------------------------
                                         Name:  David A. Tepper
                                         Title: President

                                    /s/ David A. Tepper
                                    -------------------------------------------
                                    David A. Tepper

                                                                  Schedule I

                           JOINT FILING AGREEMENT

            The undersigned hereby agree that any amendment to the Schedule 13D, relating to the common stock, par value $0.01 per share, of INAMED Corporation, on or after the date as of which this joint filing agreement is made, is being filed jointly by the undersigned with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  May 30, 2003

                                    APPALOOSA INVESTMENT LIMITED
                                    PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:     /s/ David A. Tepper
                                                  -----------------------------
                                                   Name:  David A. Tepper
                                                   Title: President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:     /s/ David A. Tepper
                                                  -----------------------------
                                                   Name:  David A. Tepper
                                                   Title: President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:          /s/ David A. Tepper
                                              ---------------------------------
                                                   Name:  David A. Tepper
                                                   Title: President



                                    APPALOOSA PARTNERS INC.

                                    By:     /s/ David A. Tepper
                                         --------------------------------------
                                         Name:  David A. Tepper
                                         Title: President

                                    /s/ David A. Tepper
                                    -------------------------------------------
                                    David A. Tepper